LPT Capital Ltd. 1383 Marinaside Crescent, Suite 805 Vancouver, British Columbia V6Z 2W9 Tel: (604) 720-0099	Lincoln Gold Corp. 350 - 885 Dunsmuir Street Vancouver, British Columbia V6C 1N5 Tel: (604) 688-7377

JOINT NEWS RELEASE

Lincoln Gold Corporation and LPT Capital Ltd. Provide Update on Business Combination

Paul Saxton, representing Lincoln Gold Corporation ("Lincoln") and Philip Walsh, representing LPT Capital Ltd. ("LPT"), are pleased to provide this update on the status of their proposed business combination further to the joint news release dated January 22, 2009.

The meeting of Lincoln shareholders and the meeting of LPT shareholders in connection with the business combination are each scheduled to be held on February 18, 2009.

Lincoln and LPT have agreed to an extension to the transaction closing deadline to no later than April 30, 2009 and have entered into an amending agreement to reflect this extension. The amending agreement also clarifies a technical provision in the definition of "Effective Date" contained in the plan of arrangement and the arrangement agreement. A copy of the amending agreement is available under the companies' profiles at www.sedar.com.

For further information please contact Paul Saxton at 604-688-7377 and Philip Walsh at
604-720-0099.
On behalf of LPT Capital Ltd. "PHILIP J. WALSH" Philip J. Walsh President & CEO	On behalf of Lincoln Gold Corp. "PAUL SAXTON" Paul Saxton President & CEO

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